Exhibit D-3


                               STATE OF NEW JERSEY
                            BOARD OF PUBLIC UTILITIES




----------------------------------------
In The Matter Of The  Verified  Petition  :
Of Jersey Central Power & Light Company,  :
Doing  Business  As  GPU  Energy,  For A  :      Docket No. EF99080615
Bondable  Stranded  Costs  Rate Order In  :
Accordance  With  Chapter 23 Of The Laws  :
Of 1999, To Authorize The  Imposition Of  :
A Non-bypassable Transition Bond Charge,  :
The  Issuance  And  Sale  Of Up To  $320  :        AMENDMENT NO. 2
Million  Aggregate  Principal  Amount Of  :              TO
Transition  Bonds By A Financing  Entity  :       VERIFIED PETITION
To   Recover    Petitioner's    Bondable  :
Stranded  Costs,  And The Application Of  :
Transition   Bond   Proceeds  To  Retire  :
Outstanding Debt, Equity Or Both, And To  :
Approve   The    Methodology   For   The  :
Calculation   And   Adjustment   Of  The  :
Transition   Bond   Charge   And  Market  :
Transition Charge-Tax Related Thereto.    :

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            Petitioner,  Jersey Central Power & Light Company, doing business as
GPU Energy (the "Company"), an electric public utility subject to the regulatory jurisdiction of the Board of Public Utilities (the "Board"), and maintaining its principal New Jersey offices at 300 Madison Avenue, Morristown, New Jersey 07962, hereby further amends its Verified Petition ("Initial Petition"), as previously amended by Amendment No. 1 to Verified Petition ("Amendment No. 1" and, together with the Initial Petition, the "Amended Petition") in the above-referenced docket as set forth below. (Capitalized terms defined in the Amended Petition and used herein shall have the meaning ascribed to them in the Amended Petition.)

      Changes Due to Passage of Time
      ------------------------------
            1. The Company stated in its Initial Petition, which was filed in August 1999, that it was seeking a Financing Order for the portion of its Bondable Stranded Costs attributable to Oyster Creek equal to the Company's projected net investment in the Plant at September 1, 2000, net of (i) deferred income taxes attributable to the plant and (ii) certain other tax benefits expected to be realized upon the plant's anticipated retirement as of September 1, 2000.

            2. The Company now seeks to further amend the Amended Petition so that the associated Financing Order authorizes the issuance of Transition Bonds in an amount that more accurately reflects the aforementioned portion of the Company's unamortized Oyster Creek-related stranded costs than does the amount requested in the Initial Petition. Additionally, because of the time that has elapsed since the filing of the Initial Petition, the Company's anticipated Capital Reduction Costs associated with the issuance of the Transition Bonds have decreased from $15.6 million as requested in the Initial Petition to $6.5 million. Therefore, the Company now proposes that it issue $320 million principal amount of Transition Bonds, which amount includes $6.5 million of Capital Reduction Costs and $6.1 million of Upfront Transaction Costs, as well as $307.4 million of stranded costs associated with the Company's estimated net investment in Oyster Creek (net of the deferred income taxes and tax benefits referred to in paragraph 1 above) at September 30, 2001, the projected date of the issuance and sale of the Transition Bonds. The Company is also updating the following exhibits to the Initial Petition as attached hereto:


      Exhibit A-1             Calculation of Estimated Customer Savings

      Revised Exhibit B       Estimated Upfront Transaction Costs, including
                              Capital Reduction Costs

      Revised Exhibit C       Estimated Ongoing Transition Bond Costs

      Revised Exhibit D       Parties to the Transaction

      Revised Exhibit E

      Attachment E-1          Debt Design

      Attachment E-2          Transition Bond Charge (TBC): Charge
                              Development and True-Up; MTC-Tax: Charge
                              Development and True-Up

      Attachment E-3          Development of Transition Bond Charge, MTC-Tax
                              and True-Up Methodology

      Revised Exhibit G       Pro Forma Capitalization Table

            3. On August 8, 2000, the Company sold Oyster Creek to AmerGen for a gross selling price of $10 million. However, the Company does not now know the exact amount of the net proceeds from the sale of Oyster Creek because the Company has ongoing obligations to AmerGen and others in connection with the sale. As a result, the principal amount of Transition Bonds proposed to be sold does not take into account any such net
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


proceeds, which, in any event, will be immaterial in relation to the remaining net investment in the plant. The Company will adjust the Deferred Balance (as defined in the Recovery Order) to reflect the actual net proceeds as ultimately calculated.

            4. The Initial Petition indicated that the Company intended to sell the Bondable Transition Property to the SPE through New Sub, a newly-formed, wholly-owned subsidiary of the Company. The Company had initially intended to transfer the Bondable Transition Property to the SPE through New Sub to obtain a favorable ruling with respect to certain state tax issues, but because such tax ruling will not be forthcoming, the Company will sell the Bondable Transition Property directly to the SPE.

            5. In Amendment No. 1, the Company requested, among other things, authority to issue $167 million of additional Transition Bonds, representing additional stranded costs that arose from additional costs incurred in connection with the sale of Oyster Creek to AmerGen. These costs related to nuclear decommissioning trust fund payments required to be made by the Company at the closing of the sale of Oyster Creek and amounts advanced by the Company in connection with Oyster Creek's Fall 2000 refueling outage. The Company hereby withdraws the request to securitize such $167 million. Thus, the total amount of Transition Bonds the Company currently seeks to issue is $320 million.(1)

            6. Because a decrease in the size of the Transition Bond Transaction will not materially decrease the cost of servicing the Transition Bonds, the Servicing Fee will be increased to .125% of the aggregate initial principal amount of the Transition Bonds to collect the same aggregate number of dollars for servicing.

            7. The Initial Petition included specific details regarding credit enhancement features of the Transition Bond Transaction, in particular with respect to the Collection Account and its subaccounts. However, it is possible that the rating agencies may require additional credit enhancement, the terms of which will be set forth in the Issuance Advice Letter.

      Hedging
      -------

            8. The Company believes that it may be advantageous, under certain market conditions, to enter into a hedging arrangement in order to attempt to fix or cap interest rates on the Transition Bonds in advance of the actual pricing of the

-------------------
1 Accordingly, this Amendment No. 2 has revised the caption in this docket to reflect this smaller principal amount of Transition Bonds, taking into account the additional adjustments discussed in Paragraph 2 hereof.

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


Transition Bonds. The implementation of a hedging arrangement in advance of the pricing of the Transition Bonds will only be undertaken if the Company determines and certifies to the Board Designee that such an arrangement is appropriate to protect ratepayers against future interest rate increases.

            9. Because there is no market for hedging Transition Bonds directly, any hedging arrangement may not provide a "perfect" hedge against interest rate volatility. In order to hedge the risk of changes in the interest rates prior to the pricing of the Transition Bonds, it is necessary to make reference to rates and spreads in other markets, including the United States Treasury Bond market and the interest rate swap market. The Company may itself enter into hedging arrangements with one or more third party counterparties and enter into a back-to-back hedging arrangement with the SPE.

            10. Payments from or to one or more of the third party counterparties with whom the Company or the SPE enters into a hedging arrangement prior to the pricing of the Transition Bonds in order to fix or cap interest rates will be treated as follows:

                  (a) if a payment is  received  by the  Company  and/or the SPE from the third party counterparties, the Company and/or the SPE would retain such amount (or an estimate of such amount if the exact amount is unknown at the time of pricing of the Transition Bonds) and the principal amount of the Transition Bonds will be correspondingly reduced. In the event the actual payment received from the hedging arrangement at the time of issuing the Transition Bonds does not equal the amount by which the Transition Bond issuance was reduced, the difference would be recovered by the Company and/or the SPE or credited to ratepayers as an adjustment to Ongoing Transition Bond Costs and reflected in the initial Transition Bond Charge.

                  (b) If a payment must be made by the Company and/or the SPE to the third-party counterparties, such payment, or any portion thereof may be included in Upfront Transaction Costs and securitized provided the total amount securitized (i.e., $307.4 million of stranded costs, plus Capital Reduction Costs and Upfront Transaction Costs, plus the payment to the third-party counterparty) does not exceed $325 million. Alternatively, at the discretion of the Company and/or the SPE, the payment to any counterparty by the SPE may be amortized over the term of the Transition Bonds and, together with interest determined at the weighted average yield on the Transition Bonds, included as part of Ongoing Transition Bond Costs and remitted to the Company or another counterparty.
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


            11. Any periodic payment of Ongoing Transition Bond Costs by the SPE to the Company related to such a hedging arrangement may be made subordinate to the payments of Transition Bonds.

            12. For federal income tax purposes, the Company intends to account for any income, gain, loss or deduction realized or incurred in connection with any hedging arrangement entered into to fix or cap the interest rate on the Transition Bonds on an amortized basis over the term of the Transition Bonds in accordance with the "hedging transaction" provisions of the Treasury Regulations issued under sections 1221 and 446 of the Internal Revenue Code of 1986. Any tax liabilities it incurs, or tax benefits it realizes, with respect to such hedging arrangement under such method of accounting shall be reflected in appropriate adjustments to the MTC-Tax.

            13. The Company requests that if a hedging arrangement is entered into prior to the pricing of the Transition Bonds, the hedging arrangement will be approved by the Designee by the execution and delivery to the Company of a Designee Certification which will describe and approve the structuring and pricing of the hedging arrangement. Upon the delivery to the Company of such Designee Certification, the terms of any hedging arrangement, including the terms of the Transition Bonds which are assumed as part of such hedging arrangement, shall be final and incontestable, and shall not be subject to further review or approval by the Designee upon the pricing of the Transition Bonds. The Designee Certification shall be filed by the Designee with the Board at the same time the Designee files the Designee Certification approving the pricing of the Transition Bonds. The Designee shall also approve and certify the terms for the termination of any hedging arrangement.

                                    Respectfully submitted,

Dated:  May 29, 2001                THELEN REID & PRIEST LLP
                                    Attorneys for Petitioner,
                                    Jersey Central Power & Light
                                    Company, doing business as
                                    GPU Energy


                                       By:
                                         -------------------------------------
                                                  Marc B. Lasky
                                             65 Madison Avenue
                                             Morristown, NJ  07960
                                             (973) 644-3400

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


                                    AFFIDAVIT
                                    ---------
                                       OF
                                       --
                                  VERIFICATION
                                  ------------


            Michael J. Filippone, being duly sworn upon his oath, deposes and says:

            1. I am Director of Rates - New Jersey for Jersey Central Power & Light Company, doing business as GPU Energy, the Petitioner named in the above-captioned matter, and I am duly authorized by said Petitioner to make this Affidavit of Verification on its behalf.

            2. I have read the contents of the foregoing Amendment No. 2 to Verified Petition, and have reviewed the underlying documentation regarding the Petitioner's request for a bondable stranded costs rate order. Based thereon, I hereby verify that the statements of fact and other information contained therein are true and correct to the best of my knowledge, information and belief.


                                          Michael J. Filippone

Sworn to and subscribed before
me this --- day of May, 2001


-------------------------------------
              Marc B. Lasky
        An Attorney at Law of the
            State of New Jersey



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